Exhibit (d)(ii)
Robert F.X. Sillerman
c/o CKX, Inc.
New York, NY 10022
CONFIDENTIAL
May 27, 2008
19X, Inc.
650 Madison Avenue
New York, NY 10022
Amendment to Mezzanine Commitment Letter
Ladies and Gentlemen:
     This Amendment to Mezzanine Commitment Letter (this “Amendment”) amends certain sections of that certain Mezzanine Commitment Letter (the “Mezzanine Commitment Letter”), dated November 7, 2007, by and between 19X, Inc. (“you” or the “Company”) and Robert F.X. Sillerman (“Sillerman” or “me”).
Section 1. Amendment to the Mezzanine Commitment Letter
     Section 10 (Acceptance and Termination) of the Mezzanine Commitment Letter is hereby amended by deleting “July 31, 2008” in the fourth sentence of such section and replacing it with “[September 30, 2008.]”
     The foregoing amendment is limited in effect and, except as specifically set forth in this Section 1, shall apply only as expressly set forth in this Amendment and shall not constitute a waiver, modification or amendment of any other provision of the Mezzanine Commitment Letter. The Mezzanine Commitment Letter is modified only by the express provisions of this Amendment, and shall as so modified remain in full force and effect and is hereby ratified and confirmed by the Company in all respects. This Amendment shall become effective upon execution and delivery hereof by the Company and me.
Section 2. Amendments; Governing Law, Etc.
     This Amendment shall not be assignable by you without my prior written consent (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto (and Indemnified Persons), and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons). I may assign my commitment and rights hereunder to one or more prospective Purchasers and, upon the funding by such Purchasers of such commitments, I shall be released from the portion of my commitment hereunder so assigned. This Amendment may not be amended or any provision hereof waived or modified except by an instrument in writing signed by you and me. This Amendment may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Amendment by facsimile transmission or electronic transmission (e.g. a “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart hereof. Section headings used herein are for convenience of reference only, are not part of this Amendment and are not to affect the construction of, or to be taken into consideration in interpreting, this Amendment. This Amendment supersedes all prior understandings, whether written or oral, between us with respect to the subject matter hereof. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.
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Very truly yours,
/s/Robert F. X. Sillerman
Robert F. X. Sillerman

Accepted and agreed
to as of the date
first above written:
19X, Inc.

By:	/s/ Robert F. X. Sillerman

Name: Robert F. X. Sillerman Title: President